Lihua International, Inc.
c/o Lihua Holdings Limited
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

                    May 11, 2009

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Ms. Pamela Long

RE:	Lihua International, Inc. (the “Company”) Form S-1 (the “Registration Statement”) File Number 333-156120

To Whom It May Concern:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00pm on May 13, 2009, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LIHUA INTERNATIONAL, INC.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title: Chief Executive Officer